Exhibit 99.1

Oxygen Biotherapeutics Closes the Acquisition of
Phyxius Pharma Assets Related to Levosimendan; John Kelley Appointed CEO of Oxygen Biotherapeutics

MORRISVILLE, NC, November 14, 2013 – Oxygen Biotherapeutics, Inc. (NASDAQ: OXBT) a developer of oxygen-carrying therapeutics, today announced the closing of its acquisition of certain assets of Phyxius Pharma, a privately-held biopharmaceutical company focused on the development and near-term commercialization of levosimendan to prevent and treat cardiac surgery patients at risk for developing low cardiac output syndrome (LCOS), a significant unmet medical need. Pursuant to the previously announced Purchase Agreement, Oxygen Biotherapeutics acquired the exclusive rights to develop and commercialize levosimendan in North America, and will welcome three key Phyxius Pharma executives into its management team.

At closing, John Kelley, Phyxius Pharma’s Co-Founder and CEO, was named CEO of Oxygen Biotherapeutics.  Mr. Kelley will also be appointed to Oxygen Biotherapeutics’ Board of Directors at the next regularly scheduled meeting of the Board of Directors of the Company. Michael Jebsen, Oxygen Biotherapeutics’ prior interim CEO and current CFO, will continue serving as Oxygen Biotherapeutics’ CFO. In addition, two other former key Phyxius Pharma executives and co-founders are joining Oxygen Biotherapeutics.  Doug Randall will serve as EVP of Business and Commercial Operations, and Douglas Hay, PhD, will serve as Oxygen Biotherapeutics’ EVP of Regulatory Affairs.  Following stockholder approval of the transaction, one additional director designated by Phyxius Pharma stockholders will be appointed to Oxygen Biotherapeutics’ Board of Directors.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT:LTS) acted as a financial advisor for the transaction.

“This acquisition represents the culmination of our efforts over the past two years.  The second cohort of our Phase IIB clinical trial for traumatic brain injury is now well underway and we believe we are on the cusp of completing the additional preclinical studies undertaken to address the FDA’s concerns regarding perfluorocarbon -based products such as Oxycyte®. The Company is now ready to expand its product portfolio to renew the potential and value of Oxygen Biotherapeutics” stated Oxygen Biotherapeutics CFO Michael Jebsen. “John Kelley is ideally suited to lead the Company and our transformation into an advanced clinical stage pharmaceutical company.  I look forward to working closely with John Kelley, Doug Randall and Douglas Hay as we continue to grow Oxygen Biotherapeutics.”

John Kelley, Oxygen Biotherapeutics’ new CEO commented, “My team and I at Phyxius have been  working closely with our partners at Orion Pharma developing the protocol for this Phase 3 trial. Our study design was planned in close consultation with the FDA and with input from experienced levosimendan clinical researchers from across the world. The result of our significant planning is what we believe to be a highly efficient clinical trial that capitalizes on the learning of prior trials as well as the real world use of levosimendan in cardiac surgery patients. I look forward to testing our clinical hypothesis as we conduct our Phase 3 trial and I am pleased to be able to do so as part of the new Oxygen Biotherapeutics.”

Levosimendan was discovered and developed by Orion Pharma, Orion Corporation of Espoo Finland. Levosimendan is a calcium sensitizer developed for intra-venous use in hospitalized patients with acutely decompensated heart failure. It is currently approved in over 50 countries for this indication.  It is not available in the United States.  It is under development in North America for reduction in morbidity and mortality of cardiac surgery patients at risk of low cardiac output syndrome (LCOS). The acquisition brings to Oxygen Biotherapeutics not only the exclusive rights in North America to develop and commercialize levosimendan for the specific indication of prevention and treatment of LCOS, but also the FDA’s approval of Fast Track status for a Phase 3 trial, and the FDA’s SPA which represents agreement with  the Phase III clinical trial’s study protocol. The FDA has provided guidance that a single successful trial will be sufficient to support approval of levosimendan in this indication.

Stockholder approval was not required and was not sought for the consummation of the acquisition; however, Oxygen Biotherapeutics intends to seek stockholder approval for the full issuance of the securities contemplated in the transaction. A more complete description of the acquisition will be available in the Form 8-K to be filed by Oxygen Biotherapeutics with the Securities and Exchange Commission (the “SEC”). This press release is neither an offer to sell nor a solicitation of an offer to buy any of the Oxygen Biotherapeutics’ securities. No offer, solicitation, or sale will be made in any jurisdiction in which such offer, solicitation, or sale is unlawful. The terms and conditions of the transactions described in this press release are qualified in their entirety by reference to the transaction documents, which were filed on October 25, 2013 with the SEC on Form 8-K.

About Oxygen Biotherapeutics, Inc.
Oxygen Biotherapeutics, Inc. is developing medical products that efficiently deliver oxygen to tissues in the body. The company has developed a proprietary perfluorocarbon (PFC) therapeutic oxygen carrier called Oxycyte® that is currently in clinical and preclinical studies for intravenous delivery for indications such as traumatic brain injury, decompression sickness and stroke.  The company is also developing PFC-based creams and gels for topical delivery to the skin for dermatologic conditions and potentially wound care.

Caution Regarding Forward-Looking Statements
This news release contains certain forward-looking statements by the company that involve risks and uncertainties and reflect the company’s judgment as of the date of this release. The forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the successful integration of Phyxius Pharma into the company, the company’s ability to successfully conduct any clinical trials, delays in new product introductions and customer acceptance of these new products, and other risks and uncertainties as described in the company’s filings with the Securities and Exchange Commission, including in its quarterly report on Form 10-Q filed on September 17, 2013, and annual report on Form 10-K filed on June 26, 2013, as well as its other filings with the SEC. The company disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. Statements in this press release regarding management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

IRTH Communications
Robert Haag, 1-866-976-IRTH (4784)
oxbt@irthcommunications.com

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